UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

RAE Systems Inc.
(Name of Issuer)
Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)
75061P102
(CUSIP Number)

Ray Holding Corporation
Ray Merger Sub Corporation
Vector Capital III, L.P.
Vector Entrepreneur Fund III, L.P.
Vector Capital IV, L.P.
Vector Capital Partners III, L.P.
Vector Capital Partners IV, L.P.
Vector Capital, L.L.C.
Alexander R. Slusky
c/o Vector Capital Corporation
One Market Street, Steuart Tower, 23rd Floor
San Francisco, CA 94105
Telephone: (415) 293-5000
Attn: David Baylor	With a copy to: Shearman & Sterling LLP 525 Market Street, 15th Floor San Francisco, CA 94105 Telephone: (415) 616-1100 Attn: Steve L. Camahort
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 31, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75061P102

1	NAMES OF REPORTING PERSONS: Ray Holding Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,592,940

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,592,940

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	75061P102

1	NAMES OF REPORTING PERSONS: Ray Merger Sub Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,592,940

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,592,940

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	75061P102

1	NAMES OF REPORTING PERSONS: Vector Capital III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,025,540

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,432,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,025,540

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	75061P102

1	NAMES OF REPORTING PERSONS: Vector Entrepreneur Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,627,740

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

34,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,627,740

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	75061P102

1	NAMES OF REPORTING PERSONS: Vector Capital IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,025,540

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,432,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,025,540

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	75061P102

1	NAMES OF REPORTING PERSONS: Vector Capital Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,060,340

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,467,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,060,340

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	75061P102

1	NAMES OF REPORTING PERSONS: Vector Capital Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,025,540

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,432,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,025,540

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	75061P102

1	NAMES OF REPORTING PERSONS: Vector Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,492,940

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

2,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,492,940

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	75061P102

1	NAMES OF REPORTING PERSONS: Alexander R. Slusky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,492,940

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

2,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,492,940

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

     This Amendment No. 2 (this “Amendment No. 2”) to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of (i) Ray Holding Corporation, a Delaware Corporation, (“Ray”), (ii) Ray Merger Sub Corporation, a Delaware corporation (“Merger Sub”), (iii) Vector Capital III, L.P., a Delaware limited partnership (“VC III LP”), (iv) Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VEF III LP”), (v) Vector Capital IV, L.P., a Delaware limited partnership (“VC IV LP”), (vi) Vector Capital Partners III, L.P., an exempted Cayman limited partnership (“VCP III LP”), (vii) Vector Capital Partners IV, L.P., an exempted Cayman limited partnership (“VCP IV LP”), (viii) Vector Capital, L.L.C., a Delaware limited liability company (“VC LLC”, and together with VC III LP, VEF III LP, VC IV LP, VCP III LP and VCP IV LP, “Vector”), and (ix) Alexander R. Slusky, an individual (“Mr. Slusky,” and together with Ray, Merger Sub and Vector, the “Reporting Persons”) on January 28, 2011, as amended by Amendment No. 1 filed on May 18, 2011 (together, the “Schedule 13D”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend certain information set forth below to the items indicated. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 2 have the same meanings as those set forth in the Schedule 13D.
Item 3. Source Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:
     On May 24, 2011, Ray, Merger Sub and the Company entered into Amendment No. 4 to the Merger Agreement (“Amendment No. 4 to the Merger Agreement”), which was previously amended by Amendment No. 3 dated May 20, 2011 (“Amendment No. 3 to the Merger Agreement”), pursuant to which, among other things, the Merger Consideration was increased to $2.25 per share, payable in cash, without interest.
     The total value of the Merger transaction, including the amount of funds required by Ray to pay the aggregate consideration pursuant to the Merger Agreement (excluding the “Transferable Shares” (defined below)), as amended by Amendment No. 4 to the Merger Agreement, and the transactions contemplated thereby, and pay fees and expenses relating to the Merger, as well as the assumption or repayment of indebtedness, has increased to approximately $140.9 million.
     Concurrently with the execution of Amendment No. 4 to the Merger Agreement, VC III LP, VC IV LP and the Company entered into Amendment No. 4 to the Vector Guarantee (“Amendment No. 4 to the Vector Guarantee”), which was previously amended by Amendment No. 3 dated May 20, 2011 (“Amendment No. 3 to the Vector Guarantee”), pursuant to which the limitation on monetary damages payable by VC III LP and VC IV LLP was increased to an amount equal to (x) $107,651,000 million minus an amount equal to (A) the “Transferable Shares” times (B) the Merger Consideration.
     In connection with the execution of Amendment No. 4 to the Merger Agreement, on May 31, 2011, VC IV LP, VEF III LP, and VC III LP entered into Amendment No. 1 to the Vector Equity Commitment Letter (“Amendment No. 1 to the Vector ECL”) and PSIL entered into Amendment No. 1 to the PSIL Equity Commitment Letter (“Amendment No. 1 to the PSIL ECL”), in each case to reflect that each person’s ownership interest in Parent is the same as it would have been if the approximately 1.98 million Transferable Shares were not contributed to Parent for no consideration.
     The foregoing descriptions of Amendment No. 3 to the Merger Agreement, Amendment No. 4 to the Merger Agreement, Amendment No. 3 to the Vector Guarantee, Amendment No. 4 to the Vector Guarantee, Amendment No. 1 to the Vector ECL and Amendment No. 1 to the PSIL ECL are qualified in their entirety by reference to Amendment No. 3 to the Merger Agreement, Amendment No. 4 to the Merger Agreement, Amendment No. 3 to the Vector Guarantee, Amendment No. 4 to the Vector Guarantee, Amendment No. 1 to the Vector ECL and Amendment No. 1 to the PSIL ECL which are filed as Exhibits 99.13, 99.14, 99.15, 99.16, 99.17 and 99.18 hereto, respectively, and which are incorporated herein by reference.
Item 4. Purpose of Transaction
     (a) - (j)
     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

     Parent, Merger Sub and the Company entered into Amendment No. 4 to the Merger Agreement in order to, among other things, (i) increase the Merger Consideration to $2.25 per share, payable in cash, without interest, (ii) increase the termination fee payable by the Company in certain circumstances to $5.750 million and (iii) increase the number of RLC Exchange Shares by an amount equal to (a) (x) (A) the Merger Consideration minus (B) $1.30 times (y) (A) the number of shares of Company common stock owned by the RLC Trust on the closing date of the Merger minus (B) 10,701,525 divided by (b) the Merger Consideration (the “Transferable Shares”), which such Transferable Shares will be transferred to Parent for no consideration.
     In connection with the execution of Amendment No. 4 to the Merger Agreement, on May 31, 2011, the RLC Trust entered into Amendment No. 3 to its Rollover Agreement (“Amendment No. 3 to the RLC Rollover Agreement”), which was previously amended by Amendment No. 2 to its Rollover Agreement dated as of May 25, 2011 (“Amendment No. 2 to the RLC Rollover Agreement”) and on May 31, 2011, the Hsi Family Trust entered into Amendment No. 1 to its Rollover Agreement (“Amendment No. 1 to the Hsi Rollover Agreement”), in each case to reflect that each person’s ownership interest in Parent is the same as it would have been if the approximately 1.98 million Transferable Shares were not contributed to Parent for no consideration.
     The foregoing descriptions of Amendment No. 4 to the Merger Agreement, Amendment No. 2 to the RLC Rollover Agreement, Amendment No. 3 to the RLC Rollover Agreement and Amendment No. 1 to the Hsi Rollover Agreement are qualified in their entirety by reference to Amendment No. 4 to the Merger Agreement, Amendment No. 2 to the RLC Rollover Agreement, Amendment No. 3 to the RLC Rollover Agreement and Amendment No. 1 to the Hsi Rollover Agreement which are filed as Exhibit 99.14, 99.19, 99.20 and 99.21 hereto, respectively, and which are incorporated herein by reference.
     Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) Each of the Reporting Persons’ current ownership in the Issuer and the Issuer’s Common Stock is set forth on the cover pages to this Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on a total of 59,512,064 shares, which is the number of shares of Issuer’s Common Stock outstanding as of April 30, 2011, as disclosed in the Issuer’s Form 10-Q for the quarter ended March 31, 2011. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons. The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership.
     (b) The number of shares of Common Stock of the Issuer that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power, (ii) shared voting power, (iii) sole dispositive power, and (iv) shared dispositive power is as set forth below.

		Merger
	Ray	Sub	VC III LP	VEF III LP	VC IV LP	VCP III LP	VCP IV LP	VC LLC	Mr. Slusky
Sole Power to Vote/Direct Vote	0	0	0	0	0	0	0	0	0
Shared Power to Vote/Direct Vote	18,592,940	18,592,940	20,025,540	18,627,740	20,025,540	20,060,340	20,025,540	21,492,940	21,492,940
Sole Power to Dispose/Direct Disposition	0	0	0	0	0	0	0	0	0
Shared Power to Dispose/Direct Disposition	0	0	1,432,600	34,800	1,432,600	1,467,400	1,432,600	2,900,000	2,900,000

     (c) Other than as described in Items 3 and 4 above, there have been no transactions in the Issuer’s Common Stock that were effected during the past sixty days by any of the Reporting Persons.
     (d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:
     The information set forth in Items 3 and 4 above is incorporated herein by reference in its entirety into this Item 6.
Item 7. Material to Be Filed as Exhibits.

Exhibit
Number	Document

99.13	Amendment No. 3 to Agreement and Plan of Merger, dated as of January 18, 2011, as amended by Amendment No. 1 dated as of April 3, 2011 and Amendment No. 2 dated as of May 17, 2011, by and among RAE Systems Inc., Ray Holding Corporation and Ray Merger Sub Corporation, dated as of May 20, 2011 (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on May 24, 2011).

99.14	Amendment No. 4 to Agreement and Plan of Merger, dated as of January 18, 2011, as amended by Amendment No. 1 dated as of April 3, 2011, Amendment No. 2 dated as of May 17, 2011 and Amendment No. 3 dated as of May 20, 2011 by and among RAE Systems Inc., Ray Holding Corporation and Ray Merger Sub Corporation, dated as of May 24, 2011 (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on May 25, 2011).

99.15	Amendment No. 3 to Guarantee, dated as of January 18, 2011, as amended by Amendment No. 1 dated as of April 3, 2011 and Amendment No. 2 dated as of May 17, 2011, by and among RAE Systems Inc., Vector Capital III, L.P. and Vector Capital IV, L.P., dated as of May 20, 2011. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on May 10.1, 2011).

99.16	Amendment No. 4 to Guarantee, dated as of January 18, 2011, as amended by Amendment No. 1 dated as of April 3, 2011, Amendment No. 2 dated as of May 17, 2011 and Amendment No. 3 dated as of May 20, 2011, by and among RAE Systems Inc., Vector Capital III, L.P. and Vector Capital IV, L.P., dated as of May 24, 2011. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on May 25, 2011).

99.17	Amendment No. 1 to Equity Commitment Letter, dated January 18, 2011, by and among Ray Holding Corporation, Ray Merger Sub Corporation, Vector Capital III, L.P., Vector Entrepreneur Fund III, L.P. and Vector Capital IV, L.P., dated as of May 31, 2011.

99.18	Amendment No. 1 to Equity Commitment Letter, dated January 18, 2011, by and among Ray Holding Corporation, Ray Merger Sub Corporation and Profit Spring Investments Limited, dated as of May 31, 2011.

99.19	Amendment No. 2 to Rollover Agreement, dated as of January 18, 2011, as amended by Amendment No. 1 dated as of May 17, 2011, by and between the Company and Chen Revocable Trust DTD 5/8/2001, dated as of May 31, 2011. (Incorporated by reference to Exhibit 6 to the Schedule 13D/A filed by Robert I. Chen et al. on May 26, 2011).

99.20	Amendment No. 3 to Rollover Agreement, dated as of January 18, 2011, as amended by Amendment No. 1 dated as of May 17, 2011 and Amendment No. 2 dated as of May 25, 2011, by and between the Company and Chen Revocable Trust DTD 5/8/2001, dated as of May 31, 2011. (Incorporated by reference to Exhibit 7 to the Schedule 13D/A filed by Robert I. Chen et al. on June 2, 2011).

99.21	Amendment No. 1 to Rollover Agreement, dated as of January 18, 2011, by and between the Company and the Hsi Family Trust, dated as of May 31, 2011. (Incorporated by reference to Exhibit 8 to the Schedule 13D/A filed by Robert I. Chen et al. on June 2, 2011).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated June 3, 2011.

RAY HOLDING CORPORATION

By:	/s/ David Baylor
Name:	David Baylor
Title:	President

RAY MERGER SUB CORPORATION

By:	/s/ David Baylor
Name:	David Baylor
Title:	President

VECTOR CAPITAL III, L.P.

By:	Vector Capital Partners III, L.P., its General Partner

By:	Vector Capital, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR ENTREPRENEUR FUND III, L.P.

By:	Vector Capital Partners III, L.P., its General Partner

By:	Vector Capital, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR CAPITAL IV, L.P.

By:	Vector Capital Partners IV, L.P., its General Partner

By:	Vector Capital, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR CAPITAL PARTNERS III, L.P.

By:	Vector Capital, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR CAPITAL PARTNERS IV, L.P.

By:	Vector Capital, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR CAPITAL, L.L.C.

By:	/s/ Alexander R. Slusky
Name:	Alexander R. Slusky
Title:	Managing Member

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky

Alexander R. Slusky